ATTORNEYS AT LAW

Michael J. FitzGerald*

Eoin L. Kreditor*

Eric P. Francisconi

Lynne Bolduc

George Vausher, LLM, CPA‡

Eric D. Dean

John C. Clough

David M. Lawrence

Natalie N. FitzGerald

Brook John Changala
Josephine Rachelle Aranda

Derek R. Guizado

John M. Marston†

Deborah M. Rosenthal†

Maria M. Rullo†

Larry S. Zeman†

December 23, 2020

VIA EDGAR

CONFIDENTIAL

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harbor Custom Development, Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Dear Sir/Madam,

On behalf of our client, Harbor Custom Development, Inc., a company incorporated under the laws of the state of Washington (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to the proposed public offering of the Company’s common stock, via EDGAR to the Securities and Exchange Commission for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following August 28, 2020, the effective date of the Company’s registration statement on Form S-1 under the Securities Act, filed in connection with the Company’s initial public offering. The Company qualifies as an “emerging growth company” as defined in the Securities Act. The Company confirms that it will publicly file its Registration Statement no later than 48 hours prior to any requested effective date and time.

 If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at (949) 788- 8900 or via e-mail at lbolduc@fyklaw.com.

Sincerely,

/s/ Lynne Bolduc
Lynne Bolduc, Esq.

cc:	Sterling Griffin, President and Chief Executive Officer, Harbor Custom Development, Inc.
sgriffin@harborcustomdev.com

Anthony Marsico, Esq., Dorsey & Whitney LLP
Marsico.anthony@dorsey.com